Apollo Realty Income Solutions, Inc.

9 West 57th Street, 42nd Floor

New York, New York 10019

VIA EDGAR

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-0404

June 28, 2022

Re:	Request for Acceleration of Effectiveness

Apollo Realty Income Solutions, Inc.

Registration Statement on Form S-11

(File No. 333-264456)

Dear Mr. Regan and Ms. Long:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Apollo Realty Income Solutions, Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-11 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on June 29, 2022, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Sincerely,

Apollo Realty Income Solutions

By:	/s/ John Calace
John Calace
Chief Financial Officer, Treasurer and Secretary

cc:	Apollo Realty Income Solutions, Inc.

Stuart A. Rothstein

Jessica L. Lomm

Clifford Chance US LLP

Andrew S. Epstein

Jason D. Myers